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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                            Electric Fuel Corporation
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                   284871 10 0
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                                 (CUSIP Number)

       Robert S. Ehrlich, c/o Electric Fuel (E.F.L.) Limited, P.O. Box 641 Western Industrial Park, Beit Shemesh, Israel 99000, +972-2-990-6666
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                       February 18, 2001 and May 31, 2001
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         Seess.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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                                Page 1 of 4 Pages
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          CUSIP No.  284871 10 0                          13D                         Page 2 of 4 Pages
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   1.     NAMES OF REPORTING PERSONS                                                             Robert S. Ehrlich
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                          (a)   |X|
                                                                                                       (b)   |_|

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   3.     SEC USE ONLY

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   4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)                                                     OO

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   5.     Check box if disclosure of legal proceedings is required
          pursuant to item 2(d) or 2(e)

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   6.     CITIZENSHIP OR PLACE OF ORGANIZATION                                                   USA/Israel

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      NUMBER OF          7.     SOLE VOTING POWER                   1,459,817  [includes  810,651 shares  subject to
                                                                    options exercisable within 60 days]
       SHARES
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    BENEFICIALLY
                         8.     SHARED VOTING POWER                 0
      OWNED BY
                       ---------------------------------------------------------------------------------------------
        EACH
                         9.     SOLE DISPOSITIVE POWER              1,459,817  [includes  810,651 shares  subject to
      REPORTING                                                     options exercisable within 60 days]

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       PERSON
                        10.     SHARED DISPOSITIVE POWER            0
        WITH

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   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH               1,459,817 [includes 810,651 shares subject to
          REPORTING PERSON                                          options exercisable within 60 days]

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   12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                 |_|
          CERTAIN SHARES (SEE INSTRUCTIONS)

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   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                     4.7%

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   14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                            IN

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         This Statement relates to the beneficial ownership by Robert S. Ehrlich of shares (including shares issuable upon the exercise of options exercisable within 60 days) of the common stock of Electric Fuel Corporation.

         This Amendment No. 3 to the Schedule 13D originally filed March 14, 1994, as amended by Amendment No. 1 filed on October 15, 1996 and Amendment No. 2 filed on May 1, 2001 (the "Existing 13D"), is being filed by Mr. Ehrlich in accordance with Rule 13d-2(a) of the general rules and regulations under the Securities Exchange Act of 1934, as amended, and amends the Existing 13D to the extent set forth below. Terms defined in the Existing 13D are used herein as so defined.

Item 3.       Source and Amount of Funds or Other Consideration.

         Item 3 of the Existing 13D is hereby amended by adding the following paragraphs:

         The transactions to which this Amendment No. 3 relates are as follows:

         In May 2000, Mr. Ehrlich exercised options to purchase a total of 240,000 shares of the Issuer's Common Stock; Mr. Ehrlich paid the option exercise price in the form of a non-recourse promissory note secured by the shares of common stock purchased. Mr. Ehrlich reported this transaction in a Form 4 for the month of May 2000 filed with the Securities and Exchange Commission on June 12, 2000. On February 18, 2001, the Board of Directors of the Issuer, at the recommendation of its Compensation Committee and with the agreement of Mr. Ehrlich, purchased these shares for treasury in exchange for cancellation of such non-recourse notes, the outstanding principal and interest of which was then approximately equal to the market value of such shares on such date.

         In January 2001, the Issuer agreed to issue to Mr. Ehrlich 100,000 shares of its common stock and 100,000 warrants to purchase shares of its common stock for a total purchase price of $556,250, all but $1,000 of which was to be paid by Mr. Ehrlich by means of a non-recourse promissory note secured by the shares of common stock and warrants purchased. Mr. Ehrlich reported this transaction in a Form 4 for the month of January 2001 filed with the Securities and Exchange Commission on February 21, 2001. On May 31, 2001, prior to the actual issuance of the share certificates and warrant certificates, the Board of Directors of the Issuer, at the recommendation of its Compensation Committee and with the agreement of Mr. Ehrlich, decided to abandon this transaction. The non-recourse notes were accordingly cancelled and the share certificates and warrant certificates were not issued.

Item 5.       Interest in Securities of the Issuer.

         Item 5 of the Existing 13D is hereby amended by deleting the first three paragraphs of such item in their entirety and adding in place and stead thereof the following paragraphs:

         Mr. Ehrlich beneficially owns 1,459,817 shares of Common Stock, or 4.7% of the Common Stock outstanding as of January 31, 2002, which includes 33,000 shares held by Mr. Ehrlich as custodian for, or held directly by, Mr. Ehrlich's children sharing the same household as Mr. Ehrlich (the "Children's Shares"), 52,568 shares held by an affiliated corporation, 242,313 shares

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held in Mr. Ehrlich's pension plan, and 810,651 shares issuable upon exercise of options exercisable within 60 days. Mr. Ehrlich holds sole voting and dispositive power over the shares beneficially owned by him. Mr. Ehrlich disclaims beneficial ownership of the Children's Shares. Mr. Ehrlich has not effected any transaction in the Common Stock in the past 60 days. To the best of Mr. Ehrlich's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of, the shares of Common Stock held by him.

         Mr. Harats beneficially owns 2,216,873 shares of Common Stock, or 7.1% of the Common Stock outstanding as of January 31, 2002, which includes 805,501 shares issuable upon the exercise of options exercisable within 60 days and 1,000,000 shares held by a family trust. Mr. Harats holds sole voting and dispositive power over the shares beneficially owned by him. Mr. Harats has not effected any transaction in the Common Stock in the past 60 days. To the best of Mr. Harats's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of, the shares of Common Stock held by him.

         Based on information available to the public, Mr. Gross beneficially owns 4,161,035 shares of Common Stock, or 13.6% of the Common Stock outstanding as of January 31, 2002, which includes 35,000 shares issuable upon the exercise of options exercisable within 60 days. Of the 4,161,035 shares of Common Stock beneficially owned by him, Mr. Gross has the sole power to vote 3,697,870 shares of Common Stock, assuming the exercise of the options to purchase 35,000 shares of Common Stock. The remaining 463,165 shares of Common Stock are held jointly by Mr. Gross and Lawrence M. Miller in their capacities as Co-Trustees of the Rose Gross Charitable Foundation (the "Foundation"), a charitable foundation founded by Mr. Gross by Agreement of Trust dated May 28, 1997. Mr. Gross has sole power to dispose of all shares of Common Stock beneficially owned by him, except for (i) the 463,165 shares of Common Stock owned by the Foundation, (ii) 2,095,204 shares of Common Stock that are held in a margin account with Salomon Smith Barney, (iii) 84,204 shares of Common Stock that are held in a margin account with Donaldson, Lufkin & Jenrette, (iv) 345,000 shares of Common Stock that are held in a margin account with Merrill Lynch, (v) 928,204 shares of Common Stock that are held in a margin account with Morgan Stanley Dean Witter, and (vi) 200,000 shares of Common Stock that have been pledged to Wilmington Trust of Pennsylvania. To the best of Mr. Gross' knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of the shares of Common Stock held by him.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                February 14, 2002
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                                      Date

                              /s/ Robert S. Ehrlich
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                                    Signature

                                Robert S. Ehrlich
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                                   Name/Title